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                              December 22, 2021

       Brian Foote
       Chief Executive Officer
       Humbl, Inc.
       600 B Street
       San Diego, California 92101

                                                        Re: HUMBL, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 29,
2021
                                                            File No. 333-261403

       Dear Mr. Foote:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed November 29, 2021

       Dilution, page 25

   1. We reviewed your response and revisions made in response to comment 5. We note that this registration
statement relates to shares of your common stock that may be offered and sold from time to time
by the selling stockholders. Please revise to remove this section or tell us why disclosure
pursuant to Item 506 of Regulation S-K is required.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 33

   2. We note your revised disclosure of proceeds received through September 30, 2021 in response to comment 6.
Please tell us and discuss the company's ability to generate adequate amounts of
cash to meet its financial obligations and business plan for at least
 Brian Foote
FirstName
Humbl, Inc.LastNameBrian Foote
Comapany22,
December   NameHumbl,
              2021      Inc.
December
Page 2    22, 2021 Page 2
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         the next twelve months and the long-term. In addition, please tell us and explain the company's available and external sources of liquidity, and any unused sources of liquid assets. Refer to Item 303(b)(1)(i) of Regulation S-K.
HUMBL Marketplace, page 36

3. You state you have launched your NFT Marketplace to issue NFTs (non-fungible tokens)
         that allow entities and individuals to monetize their digital images, multimedia, content and catalogues on the blockchain. You also state that you will work with clients to create, list and sell their NFTs. In connection with these efforts, please disclose the following:
             To the extent you are or intend to offer and sell NFTs in the United States or to U.S.
               persons on your NFT Marketplace, please provide us with your legal analysis that the
               NFTs monetized on your marketplace are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities.
               Please revise your Risk Factors section by describing the attendant risks.
             Explain to us how your marketplace operates and your role in it;
and
             Clarify your current and intended future role in the creation of the NFTs or any digital assets, as we note your disclosure around beta testing to mint NFTs.
HUMBL, Inc. Unaudited Financial Statements for the Three and Nine Months Ended September
30, 2021 and 2020
Notes to Consolidated Financial Statements
Note 5. Fixed Assets and Goodwill, page F-34

4. Referencing the impairment expense of $12.1 million recognized for the nine months ended September 30, 2021, please disclose the facts and circumstances leading to the goodwill impairment, the amount of the impairment loss for each reporting unit, and the method for determining fair value for the associated reporting unit. Refer to ASC 350-20-
         50.
Notes to Pro Forma Consolidated Financial Statements
Note C - Pro Forma Weighted Average Shares Outstanding, page F-89

5. Please tell us and disclose how you determined the pro forma adjustments to the number of shares issued and outstanding for HUMBL, Inc. to determine the pro forma weighted average shares outstanding used to calculate pro forma basic and diluted earnings (loss)
         per share for the periods presented. Refer to Rule 11-02(a)(9) of Regulation S-X.
Unaudited Pro Forma Balance Sheet at March 31, 2021, page F-90

6. A pro forma balance sheet is not required for the acquisitions of Tickeri and Monster as their financial results are included in HUMBL's unaudited historical balance sheet at
         September 30, 2021. Please remove the pro forma balance sheet. Refer to Rule 11-
         02(c)(1) of Regulation S-X.
 Brian Foote
Humbl, Inc.
December 22, 2021
Page 3
Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2021,
page F-92

7. Please update to include a pro forma consolidated statement of operations for the nine months ended September 30, 2021. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.
Consent of Independent Registered Public Accounting Firm
Exhibit 23.1, page 1

8. Please have your independent auditors provide their firm name on their consent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameBrian Foote                                 Sincerely,
Comapany NameHumbl, Inc.
                                                              Division of
Corporation Finance
December 22, 2021 Page 3                                      Office of Trade &
Services
FirstName LastName